82-4868

INTERNATIONAL
HEALTH PARTNERS
INC.

3rd Quarter Report

for the period ending
March 31, 2004

PRESIDENT'S REPORT TO SHAREHOLDERS

The 2004 3rd quarter was a challenging one for "IHP" management. The tremendous growth we experienced in the second quarter caught up with our resources and as a result of this, we experienced a loss of $251,654 in the 3rd quarter. However, a thorough analysis of the quarter reveals that $145,000 of the loss was due to one time non-recurring events such as the closing of our Edmonton administration office and consolidating it with our Calgary office. This also involved overtime and severance costs of approximately $49,000. Additionally, due to two unforeseen accidents, revenue at one location was unusually down $40,000 for the quarter.

Management is currently focused on streamlining operations and adding in additional support staff to maximize potential from our existing operations. One of the main focuses is the hiring of a Marketing Director to establish the "BrightSmile Dental Centre" brand name. Management is also pleased with the successful completion of a financing on March 18, 2004, which raised gross proceeds of $1 million.

Going forward, IHP has a healthier balance sheet than any other time in its history as well as the ability to be profitable from existing operations.

Management of International Health Partners Inc. is confident of the progress it is making in becoming Canada's foremost dental and medical practice management company.

Sincerely,

"Signed"
David B. McQuaig
President and CEO

Calgary, Alberta
May 27, 2004

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

For the Period Ended March 31 (Unaudited)

	Three Months		Nine Months	
	2004	2003	2004	2003
Revenue				
Dental facilities revenue	$ 1,349,727	$ 1,076,090	$3,721,453	$ 3,118,855
Medical facilities revenue	715,380	360,086	,872,626	973,781
Management fees	32,081	24,185	112,778	70,465
TOTAL REVENUE	**2,097,188**	**1,460,361**	**5,706,857**	**4,163,101**
Dental, medical and lab fees	1,028,176	654,068	2,686,612	1,881,453
	1,069,012	806,293	3,020,245	2,281,648
Other income and expenses				
Operating expenses	976,524	552,168	2,455,146	1,627,693
General and administrative	249,089	165,249	639,438	472,484
Amortization	65,865	56,575	182,306	164,388
Interest on long-term obligations	30,939	18,755	73,475	78,433
Other income	(1,751)	(1,848)	(4,057)	(3,465)
TOTAL EXPENSES	1,320,666	790,899	3,346,308	2,339,533
Net income/(loss)	**(251,654)**	**15,394**	**(326,063)**	**(57,885)**
Deficit, beginning of the period	(1,372,630)	(1,315,040)	(1,298,221)	(1,241,761)
Deficit, end of the period	$(1,624,284)	$ (1,299,646)	$(1,624,284)	$ (1,299,646)
Loss per share, basic	$(0.02)	$0.00	$(0.02)	$(0.01)
Loss per share, fully diluted	$(0.01)	$0.00	$(0.02)	$(0.01)

CONSOLIDATED BALANCE SHEET
For the Period Ended
(Unaudited)

	March 31, 2004	June 30, 2003
ASSETS		
Current assets		
Cash	$ -	$ -
Cash held in trust	125,000	-
Short-term investments	908,851	294,423
Accounts receivable	521,383	396,333
Inventory	1,842	-
Prepaid expenses and deposits	108,490	66,678
	1,665,566	757,434
Capital assets	1,223,872	1,105,457
Intangible assets	27,045	27,866
Deferred charges	46,356	29,603
Future tax	129,686	129,686
Goodwill	1,430,201	452,005
	$ 4,522,726	**$ 2,502,051**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 81,888	$ 71,896
Accounts payable and accrued liabilities	866,430	617,634
Other accounts payable	-	-
Deferred revenue	312,851	154,423
Current portion of long-term debt	23,811	28,207
Current portion of capital lease obligations	203,243	201,196
Convertible debentures	-	60,000
	1,488,223	1,133,356
Long-term debt	92,252	-
Capital lease obligations	1,570,034	705,902
	3,150,509	1,839,258
Shareholders' equity:		
Share capital	2,996,593	1,960,508
Deficit	(1,624,376)	1,298,221
	1,372,217	3,258,729
	$ 4,522,726	**$ 5,097,987**

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period Ended March 31 (Unaudited)

	Three Months		Nine Months	
	2004	2003	2004	2003
Cash flows from (used in) operating activities:				
Net income (loss)	$ (251,654)	$ 15,394	$ (326,063)	$ (57,885)
Items not involving cash:				
Amortization	49,267	56,575	165,708	164,388
Services settled with issuance of shares	-	-	-	46,800
Cancellation of shares issued for services	-	16,800	(6,000)	(17,500)
	(202,387)	88,769	(166,355)	135,803
Net change in non-cash working relating to operating balances	333,084	(272,104)	238,520	(205,366)
	130,697	(183,335)	72,165	(69,563)
Cash flows from (used in) financing activities:				
Issuance of common shares (net of share issue costs)	950,320	242,602	1,042,085	224,118
Proceeds from convertible debenture (net of repayments)	-	(7,150)	(60,000)	2,850
Deferred charges	-	-	(16,753)	-
Proceeds from capital lease obligations (net of repayments)	878,958	(20,360)	833,583	7,151
Proceeds from long-term debt (net of repayments)	18,444	(5,740)	87,856	(40,460)
	1,847,722	209,352	1,886,771	193,659
Cash flows from (used in) investing activities:				
Purchase of capital assets	(1,046,752)	(12,165)	(1,224,432)	(36,962)
Purchase of intangible assets	-	-	(5,069)	-
	(1,046,752)	(12,165)	(1,229,501)	(36,962)
Increase (decrease) in cash and cash equivalents	931,667	13,852	729,436	87,134
Cash (deficiency), beginning of period	20,296	342,560	222,527	269,278
Cash and cash equivalents, end of period	**$ 951,963**	**$ 356,412**	**$ 951,963**	**$ 356,412**
Cash and cash equivalent consist of:				
Cash (bank indebtedness)	$ (81,888)	$ (57,467)	$ (81,888)	$ (57,467)
Cash held in trust	125,000	-	125,000	-
Short-term investments	908,851	413,879	908,851	413,879
	$ 951,963	**$ 356,412**	**$ 951,963**	**$ 356,412**

NOTES TO FINANCIAL STATEMENTS

1. GENERAL

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2003, as well as the 2004 First and Second Quarter interim statements of fiscal year 2004, as they do not include all of the disclosure requirements of annual financial statements.

2. SUBSEQUENT EVENTS

Additional Lease Financing

The Corporation will be entering into two additional lease arrangements in the fourth quarter for dental equipment acquired at the Airdrie clinic. The total lease commitment expected is in the range of $394,000. Terms of these leases have not been finalized at statement preparation time, however, similar terms are expected to those leases already in place.

3. BUSINESS ACQUISITIONS

BrightSmile Dental Centre - Airdrie

On September 28, 2003, the Corporation entered into a lease agreement with S. Rajpal Professional Corporation (SRPC) to lease certain dental assets to be used at a location formerly known as Village Square Dental Group, effective September 1, 2003.

The Corporation undertook responsibility for all operations effective September 1, 2003 including revenue receipts, operating expenses and wages, supplier payments, cash receipts and disbursements through the utilization of Corporate banking, staff and office facilities. The location is in Airdrie, Alberta, and began operating as BrightSmile Dental Centre on September 1, 2003.

In January 2004, a purchase agreement was executed with S. Rajpal Professional Corporation to purchase the shares of this corporation for $956,010.

Results from October 1, 2003 through to March 31, 2004, for this clinic have been included and consolidated in the results of the Corporation for the quarter ended March 31, 2004.

Consideration		
Cash	$	881,010
Issuance of share capital		75,000
	$	956,010

Net Acquisition Components:		
Shares	$	100
Equipment		55,679
Goodwill		900,231
	$	956,010

<u>Notes cont'd</u>

The Corporation financed the acquisition of the Airdrie clinic through the following two instruments:

(i) Debenture

The Corporation negotiated a private placement of $500,000 in Debenture with an arm's length purchaser. The Debenture will mature five years after closing and will pay interest at 12% per annum. The first two years are interest payments only; the last three years' payments will include principal and interest with a balloon payment at the end of the fifth year. The Debenture commenced January 23, 2004. The Debenture holder will receive up to a maximum of 71,428 share purchase warrants with an exercise price of $0.20 each and an expiry twenty-four months after closing. The private placement is subject to regulatory approval. The proceeds from this Debenture were used to finance the Airdrie acquisition.

(ii) Promissory Note

The Corporation negotiated a $400,000 Promissory Note with an arm's length lessor. The Promissory Note is for eighty-one months and will pay interest at 7.83% per annum. It commenced February 1, 2004 and will be secured by operating assets of the Corporation. The proceeds from this Promissory Note were used to finance the Airdrie acquisition.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Randy Dawson
Paul A. Grehan
David B. McQuaig
Dr. Nathaniel Podilsky
Robert Syverson
H. Steve Walton

OFFICERS

David B. McQuaig, President and CEO
Randy Dawson, Secretary
Brian Lamb, CMA, Chief Financial Officer

AUDITORS

Buchanan Barry LLP

STOCK EXCHANGE LISTING

TSX Venture Exchange
Trading Symbol **"IHP"**

HEAD OFFICE

1010, 1520 – 4th Street S.W.,
Calgary, Alberta, Canada T2R 1H5
Ph: (403) 264-7664; Fax: (403) 264-7640;
Website: www.ihp.ca

82-4868

FORM 51-901F

Quarterly Report

Incorporated as part of:

- [ ] **Schedule A**
- [x] **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER:	INTERNATIONAL HEALTH PARTNERS INC.
ISSUER ADDRESS:	Suite 1010, 1520 – 4th Street S.W. Calgary, Alberta T2R 1H5
ISSUER TELEPHONE NUMBER:	403-264-7664
ISSUER FAX NUMBER:	403-264-7640
CONTACT PERSON:	David B. McQuaig
CONTACT'S POSITION:	President & CEO
CONTACT'S TELEPHONE NUMBER:	403-264-7664
FOR QUARTER ENDING:	March 31, 2004
WEB SITE:	www.ihp.ca
CONTACT E-MAIL ADDRESS:	davidb@ihp.ca
DATE OF REPORT:	May 27, 2004

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Name of Director	Signed (Typed)	Date Signed (YY/MM/DD)
David B. McQuaig	*"David B. McQuaig"*	2004/05/27
Nathaniel Podilsky	*"Nathaniel Podilsky"*	2004/05/27

SCHEDULE B

SUPPLEMENTARY INFORMATION
FOR THE NINE MONTHS ENDED MARCH 31, 2004

1. ANALYSIS OF EXPENSES

For the nine months ended March 31, 2004, dental, medical and lab fees in the amount of $2,686,612 consist of professional fees of $2,403,577 and lab fees of $283,035.

Other expenses are broken down into four main categories. $2,455,146 relates to operating expenses directly incurred in the daily operation of medical and dental facilities, including wages in the amount of $1,285,286. $639,438 relates to general and administrative expenses incurred by head office. These consist of expenses incurred by the management team in Calgary and the accounting department in Edmonton. They include salaries in the amount of $378,756 as well as general office expenses, marketing and staffing administration expenses. Depreciation and amortization of $182,306 relates to facilities and equipment.

2. RELATED PARTY EXPENDITURES

There were no related party transactions.

3. SUMMARY OF SECURITIES ISSUED & CANCELLED DURING THE PERIOD

Date of Issue	Type of Security	Type of Issue	Number Issued	Price	Total Proceeds	Type of Consideration
01/06/2004	Options(1)(5)	Exercise	203,000	$0.24	$0	N/A
01/09/2004	Options(2)(5)	Exercise	290,000	$0.30	$0	N/A
01/20/2004	Shares	New Issue	375,000	$0.20	$75,000	Clinic Purchase
03/17/2004	Shares	New Issue	3,333,500	$0.33	$1,000,050	Cash
03/18/2004	Options(3)(5)	Exercise	333,350	$0.30	$0	N/A
03/31/2004	Options(4)(5)	Cancellation	25,000	$0.10-$0.16	$0	N/A

Notes:
(1) Five year expiry – to January 05, 2009.
(2) Five year expiry – to January 08, 2009.
(3) Two year expiry – to March 18, 2006.
(4) Assorted Five years expirations from Oct 29, 2006 to July 15, 2008
(5) Nothing excercised in quarter or subsequent to quarter.

4. (a) & (b) PARTICULARS OF AUTHORIZED CAPITAL AND SUMMARY OF SHARES ISSUED AND OUTSTANDING

Authorized:	Unlimited Common Shares with no par value
Issued:	15,992,108 Common Shares
Value of Common Shares:	$3,205,882.30

(c) SUMMARY OF OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2004:

Security	Number	Exercise Price	Expiry Date
Options	166,200	$0.25	Oct. 06/04
Options	39,200	$0.36	Mar. 16/05
Options	285,600	$0.16	Oct. 29/06
Options	243,500	$0.10	Sep. 05/07
Options	120,000	$0.15	Jul. 15/08
Options	203,000	$0.24	Jan. 05/09
Options	333,350	$0.30	Mar. 18/06
Warrants	71,428	$0.20	Jan. 23/06

(d) NUMBER OF SHARES SUBJECT TO ESCROW AS AT MARCH31, 2004:

Name	No. of Shares
Praveen Varshney	204,000
Paul Grehan	144,000
Paul Lathigee	204,000
PCG Performance Capital Group	300,000
Earle Pasquill	60,000
Dr. Nathaniel Podilsky	258,833
	1,170,833

SCHEDULE B – SUPPLEMENTAL INFORMATION cont'd

5. BUSINESS ACQUISITIONS

(a) Brightsmile Dental Centre – Airdrie

On September 28, 2003, the Corporation entered into a lease agreement with S.Rajpal Professional Corporation (SRPC) to lease certain dental assets to be used at a location formerly known as Village Square Dental Group, effective September 1, 2003.

The Corporation undertook responsibility for all operations effective September 1, 2003 including revenue receipts, operating expenses and wages, supplier payments, cash receipts and disbursements through the utilization of Corporate banking, staff and office facilities. The location is in Airdrie, Alberta, and began operating as BrightSmile Dental Centre on September 1, 2003.

In January 2004, a purchase agreement was executed with S.Rajpal Professional Corporation to purchase the shares of this corporation for $956,010.

Results from October 1, 2003 through to March 31, 2004 for this clinic have been included and consolidated in the results of the Corporation for the quarter ended March 31, 2004.

The Corporation financed the acquisition of the Airdrie clinic through the following two instruments.

(a) Debenture

The Corporation negotiated a private placement of $500,000 in Debenture with an arm's length purchaser. The Debenture will mature five years after closing and will pay interest at 12% per annum. The first two years are interest payments only, the last three years' payments will include principle and interest with a balloon payment at the end of the fifth year. The Debenture commenced January 23, 2004. The Debenture holder will receive up to a maximum of 71,428 share purchase warrants with an exercise price of $0.20 each and an expiry twenty-four months after closing. The private placement is subject to regulatory approval. The proceeds from this Debenture were used to finance the Airdrie acquisition.

(b) Promissory Note

The Corporation negotiated a $400,000 Promissory Note with an arm's length lessor. The Promissory Note is for eighty-one months and will pay interest at 7.83% per annum. It commenced February 1, 2004 and will be secured by operating assets of the Corporation. The proceeds from this Promissory Note were used to finance the Airdrie acquisition.

SCHEDULE B – SUPPLEMENTAL INFORMATION cont'd

6. SUBSEQUENT EVENTS

(a) Additional Lease Financing

The Corporation will be entering into two additional lease arrangements in Q4 for dental equipment acquired. The total lease commitment expected is in the range of $394,000. Terms of these leases have not been finalized at statement preparation time, however similar terms are expected to those leases already in place.

7. LIST OF DIRECTORS AND OFFICERS AS AT MAY 26, 2004

David B. McQuaig	Director, President and CEO
Randy Dawson	Director, Secretary
Dr. Nathaniel Podilsky	Director
Robert Syverson	Director
Steven Walton	Director
Paul A. Grehan	Director
Brian Lamb, CMA	Chief Financial Officer

SCHEDULE B

SUPPLEMENTARY INFORMATION cont'd

APPENDIX 1
Statement of Operations and Deficit – Detailed
For the Nine Months ended March 31, 2004

PLEASE SEE ATTACHED 2004 THIRD QUARTER FINANCIAL STATEMENTS.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2004

International Health Partners Inc. provides practice management services to medical and dental practitioners, thus allowing them to focus on quality patient care. The Corporation markets and operates dental facilities with the brand "BrightSmile Dental Centres" and trades under the symbol IHP on the TSX Venture Exchange.

For the nine months ended March 31, 2004, the Corporation recorded total revenue of $5,706,857 of which $3,721,453 was derived from dental facilities & management fee income and $1,872,626 was derived from medical facilities income. The Corporation posted a net loss of $251,654 for the three months ended March 31, 2004.

For the nine months ended March 31, 2004, expenses directly relating to the dental and medical facilities income were $2,686,212. These expenses consist of professional fees of $2,403,577 and lab fees of $283,035. Operating expenses relating to the dental and medical facilities were $2,455,146, including wages in the amount of $1,285,286. General and administrative expenses for the management of the Corporation were $639,438 including wages in the amount of $378,756.

The Corporation's objective is to meet its capital requirements by a combination of cash flow from dental and medical facilities, use of its available credit facilities and proceeds from raised capital.

The Corporation completed a short form offering memorandum on March 18th, 2004 to raise additional funding for addition to general working capital and operational expansion. Total gross proceeds of $1,000,000.50 were raised.

A formal management agreement has been developed for the management of the University Health Clinic on campus, effective October 1, 2003. The results from October 1, 2003 to March 31, 2004 from this operation have been consolidated in the results of the Corporation for the nine months ended March 31, 2004. No assets were received and no consideration was given for the acquisition of this management agreement. As of April 30th, 2004 the University of Calgary cancelled this agreement and negotiations continue with them in regards to a "break fee" payable by the U of C.

The Corporation intends to continue to acquire new dental and medical contracts over the ensuing year.

Management is continuing with its previous objective in increasing revenues and profitability at the existing facilities.

#82-4868

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

We, David B. McQuaig, President and Chief Executive Officer and Brian Lamb, Chief Financial Officer of International Health Partners Inc., certify that:

1. We have reviewed the interim filings (as this term is defined in Multilateral Instrument 52109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International Health Partners Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on our knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on our knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 26, 2004

David B. McQuaig
President and Chief Executive Officer

Brian Lamb
Chief Financial Officer

#82-4868

INTERNATIONAL
HEALTH
PARTNERS
INC.

May 27, 2004

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: International Health Partners Inc. -Third Quarter Report 2004

We confirm that the following material was sent by pre-paid mail on May 27, 2004 to the registered shareholders of common shares of the subject Corporation:

Third Quarter Report - for the nine months ended March 31, 2004.

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41.

Yours truly,
INTERNATIONAL HEALTH PARTNERS INC.

"signed by"
Heidi Nellissen
Assistant Corporate Secretary

c:\MyDocuments\IHP Corporate\Confirmation Letter 2004 3rd qtr

Suite 1010, 1520 – 4th Street S.W., Calgary, AB T2R 1H5 Tel. 403-264-7664; Fax 403-264-7640